

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2013

<u>Via E-mail</u>
Esa Ikäheimonen
Executive Vice President and Chief Financial Officer
Transocean Ltd.
10 Chemin de Blandonnet
Vernier, Switzerland 1214

> **Re:** **Transocean Ltd.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 0-53533**

Dear Mr. Ikäheimonen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2012</u>

<u>Management's Discussion and Analysis</u>

<u>Performance and Other Key Indicators</u>

<u>Rig Utilization, page 38</u>

1. We note the denominator in your calculation of rig utilization is identified as the total number of available rig calendar days in the measurement period. Please clarify if the "total number of available rig calendar days" is equal to the number of calendar days in the measurement period. If not, please revise to present a rig utilization rate using the total number of calendar days in the denominator of the calculation.

Financial Statements

Note 9 - Discontinued Operations

Standard Jackup and swamp barge contract drilling operations, page 90

2. Please provide us a full analysis of the provisions of FASB ASC 205-20 as it relates to you reporting as discontinued operations the results of operations of the 38 drilling units sold to Shelf Drilling (i.e., the historical results of operations recorded before the completion of sale to Shelf Drilling). For example, address how you evaluated the significance of the inflows and outflows under the operating and transition services agreements and FASB ASC 205-20-55-14 which states that "continuing cash inflows should be evaluated separately from continuing cash outflows in evaluating significance, regardless of whether income statement presentation is on a gross or net basis." As part of your response, please provide us any related schedules of cash flows.

3. Please explain to us the significant terms of the operating and transition services agreements, the services you agreed to provide under these agreements, and the extent to which the costs of providing the services may exceed the amounts received.

4. Please explain to us the basis for you reporting as discontinued operations the revenues earned and expenses incurred under the operating and transition services agreements with Shelf Drilling. That is the revenues and expenses recorded pursuant to the agreements after the completion of the sale of the 38 drilling units to Shelf Drilling.

5. Please provide us an overview of (i) the personnel costs relating to post-employment obligations for certain employees and contract labor and (ii) the reactivation of one drilling unit, and (iii) the accounting analysis used to support the accrual of $20 million and $60 million in costs related to (i) and (ii), respectively. As part of your response, explain to us whether or how these costs relate to the operating and transition services agreements, and when the payments related to the accruals were / will be made.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence Michael Fay at (202) 551-3812, if you have questions regarding our comments on the financial statements and related matters. You may contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief